Yilin Xu

T: +86 10 8540 0695

yilin.xu@cooley.com

August 12, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Eddie Kim
Taylor Beech

Re:	TCTM Kids IT Education Inc. Amendment No. 1 to Registration Statement on Form F-3 Filed July 21, 2025 File No. 333-284305

Ladies and Gentlemen:

On behalf of our client, TCTM Kids IT Education Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated August 4, 2025 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to Registration Statement on Form F-3 (the “Amendment No. 1”). In response to the comments set forth in the Comment Letter, the Company has revised the Amendment No. 1 and is filing the Amendment No. 2 to Registration Statement on Form F-3 (the “Amendment No. 2”) and certain exhibits via EDGAR with this response letter. Set forth below are the Company’s responses to the Comments. The Staff’s comments are repeated below in bold and are followed by the Company’s responses.

Amendment No. 1 to Registration Statement on Form F-3

Exhibits

1.	Please list a statement of eligibility of trustee for the indenture as an Exhibit 25 to your registration statement. See Item 601(b)(25) of Regulation S-K. If you wish to designate the trustees on a delayed basis, as permitted by Section 305(b)(2) of the Trust Indenture Act, please indicate that you will separately file the Form T-1 under the electronic form type “305B2” in the notes to the index. For further guidance, please refer to Trust Indenture Act of 1939 Compliance and Disclosure Interpretations Question 206.01.

In response to the Staff’s comment, the Company has revised the exhibit index of the Amendment No.2 to include the statement of eligibility of trustee on Form T-1 as Exhibit 25.1 and to indicate that it will be filed in a subsequent filing, where applicable, in accordance with Section 305(b)(2) of the Trust Indenture Act of 1939, as amended.

2.	Please include Beijing DOCVIT Law Firm's consent as an exhibit to the registration statement. Refer to Item 601(b)(23)(i) of Regulation S-K.

In response to the Staff’s comment, the Company has filed the consent letter of Beijing DOCVIT Law Firm as Exhibit 23.5 and updated the exhibit index of the Amendment No.2 accordingly.

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Cooley LLP China World Office Tower A Suite 5201 No. 1 Jianguomenwai Avenue, Beijing 100004, China

t: +86 10 8540 0600 f: +86 10 8540 0700 cooley.com

August 12, 2025
Page Two

If you have any questions regarding the Amendment No. 2, please contact the undersigned by phone at +86 10 8540 0695 or via e-mail at yilin.xu@cooley.com.

Very truly yours,

/s/ Yilin Xu
Yilin Xu

cc:	Heng Wang, Chief Executive Officer, TCTM Kids IT Education Inc.

Cooley LLP China World Office Tower A Suite 5201 No. 1 Jianguomenwai Avenue, Beijing 100004, China

t: +86 10 8540 0600 f: +86 10 8540 0700 cooley.com